ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

13 March 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentlemen

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

Andrew Geddes
Investor & Media Relations Manager

encl

3/23

confidential

ventracor

asx announcement

Placement of A$22.6 million successfully completed

Sydney 13 March 2006: Ventracor Limited (ASX:VCR) today announced the successful completion of an institutional share placement raising $22.6 million following strong support from Australian and international investors. The price of the new shares to be issued under the placement will be $0.78 per share.

The placement is the first component of an equity capital raising of up to approximately $51.7 million, via a placement and a renounceable rights issue. These initiatives will raise capital to advance the global clinical, regulatory development and commercialisation of the VentrAssist™ left ventricular assist device (LVAD).

Joint Lead Managers for both the placement and the rights issue are ABN AMRO Morgans Corporate Limited and Citigroup.

The funds will also be applied to the investigation and potential development of advanced products which will add to Ventracor's technology portfolio.

Assuming the rights issue is fully subscribed Ventracor will issue approximately 66.3 million shares under the placement and rights issue for a total consideration of approximately $51.7 million as summarised in the following table:

	Shares (M) (approx)	Issue Price (approx)	Funds Raised (A$M) (approx)	Beneficiary
Placement	29.0	$0.78	22.6	Institutional and sophisticated investors
Renounceable rights issue	37.3	$0.78	29.1	Eligible shareholders
TOTAL	**66.3**		**51.7**	

Placement

The placement was undertaken via an institutional and sophisticated investor bookbuild in Australia and overseas. The placement price represents a 20% discount to the closing price of $0.97 on the day before ASX granted a trading halt for the conduct of the placement. The placement represented 15% of Ventracor's pre-existing issued capital.

Settlement of the placement will occur on 16 March 2006. The new shares issued in the placement will be eligible to participate in the rights issue.

Mr John Massey, Chairman of Ventracor said "We were very pleased with the support we received for the placement. The strong level of investor interest and support is a pleasing endorsement of Ventracor's overall strategy to build a quality global business and in particular the progress towards regulatory approval for commercial sales of VentrAssist. In addition, to the strong participation of existing shareholders, we also welcome some major new institutional investors".

He added, "We appreciate the support of our new and current shareholders in recognizing our progress towards commercializing the VentrAssist™."

Renounceable rights issue

The renounceable rights issue will provide existing investors with the opportunity to subscribe for 1 new share for every 6 existing shares held on the record date at $0.78 per share, the same price as the placement was undertaken. The rights issue is not underwritten.

Eligible shareholders will also be given an opportunity, through a top up facility, to subscribe for additional shares if there is a shortfall arising from shareholders not taking up their entitlements. A total of up to approximately 37.3 million shares will be issued under the rights issue at an application price of $0.78 per share. The application price represents a 20% discount to the closing price of $0.97 on the day before ASX granted a trading halt for the conduct of the placement.

The renounceable rights issue will be made pursuant to a prospectus which is expected to be lodged with ASIC on 13 March 2006 and despatched to all eligible shareholders on or about 28 March 2006. Shareholders wishing to take up their entitlement will need to complete an Entitlement and Acceptance Form which will accompany the prospectus. To be eligible to participate in the rights issue, shareholders must be registered holders of shares at the record date (22 March 2006), with registered addresses in Australia or New Zealand.

Ventracor Chairman John Massey said: "Our loyal retail shareholder base have supported Ventracor over the years and we offer those investors the right to take the opportunity to acquire shares at the same price as the placement."

Key dates

Date of prospectus	13 March 2006
Settlement of placement	16 March 2006
Shares trade 'ex-rights' and rights trading commences on ASX	16 March 2006
Record date to determine entitlements under the rights issue	22 March 2006
Prospectus and Entitlement and Acceptance Form despatched to shareholders	28 March 2006
Last day of rights trading	4 April 2006
Deferred settlement trading of rights issue shares	5 April 2006
Closing date for acceptances	11 April 2006
Allotment of rights issue shares	21 April 2006
Despatch of shareholding statements for rights issue shares	21 April 2006
Normal settlement trading of rights issue shares	24 April 2006

Funding Position

Following the placement but prior to the rights issue, Ventracor will have available cash reserves of approximately A$34.4 million, being existing cash reserves and net proceeds from the placement. Ventracor expects that these available resources would be sufficient to fund its operations for approximately the next 13 months, which is likely to be before Ventracor is cash self sustaining.

Assuming that the rights issue is fully subscribed, net proceeds raised from both the placement and rights issue will be approximately A$49.3 million. In that scenario Ventracor expects the available funds to be sufficient to fund Ventracor's operations for the next 24 to 28 months before taking account of any funding contribution generated from expected sales revenue during that period.

About Ventracor

Ventracor is a global medical device company that has developed a blood pump, the VentrAssist left ventricular assist system (LVAS) for patients in heart failure. Ventracor plans to bring the VentrAssist to the global market.

For further information, please contact:

Mr. John Massey

Chairman

Ventracor Limited

07 3868 4958